

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

<u>Via E-mail</u>
Hamid Doroudian
President, Chief Executive Officer and Secretary
Neurokine Pharmaceuticals Inc.
1275 West 6th Avenue
Vancouver, British Columbia V6H 1A6

> **Re: Neurokine Pharmaceuticals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 1, 2014**
> **File No. 333-161157**

Dear Mr. Doroudian:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 5 - Amendment to Our Corporation's Articles – Common Shares, page 18</u>

1. We note your disclosure that you are seeking shareholder approval of an increase in the amount of authorized common shares from 200,000,000 to an unlimited number of common shares, which, if approved, would result in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion. In addition to any agreements that the company may have with respect to these additional authorized but unissued shares, please disclose whether you currently have, or do not have, any specific plans to issue such shares. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        William L. Macdonald
        W.L. Macdonald Law Corporation
        400 - 570 Granville Street
        Vancouver BC V6C 3P1